Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

03 JUL 15 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03024525

SUPPL

Murten, 04.07.2003
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

b_sec&ex2242003.doc

40 000 04.01

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press release

Saia-Burgess expands its production capacity in Hungary

Saia-Burgess is expanding its production unit in the Hungarian city of Hatvan which was only commissioned into operation at the beginning of the year. The doubling of the capacity is taking place in view of the new major orders received from the automotive sector.

The size of the production site at Hatvan will be increased from the previous 500 m2 to a 1000 m2 by the end of September 2003 and the size of the workforce expanded to 120 by the end of the year. The expansion became necessary in particular to enable the company to handle an additional, unexpected major order for the new C1 locking system which will significantly increase the unit quantities from the 3rd quarter 2004. In addition, production for various automotive manually operated switches will start up in Hatvan in 2003 and from the end of 2003 assembly of the subsystem for the door locking system for the Opel Astra and Zafira models will be commenced at the Hungarian production site. "This positive development" says Daniel Hirschi, CEO of the Saia-Burgess Group, "shows our Group's growth potential for next year. We continue however to take a rather cautious approach to the development of business in the current year."

Murten, June 12, 2003

Further information

Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

05.08.03	Interim Report, 2003
21.10.03	Sales announcement, 3rd quarter 2003